Exhibit 99.1

FOR FURTHER INFORMATION:
INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 27, 2007
LJ INTERNATIONAL TO PRESENT AT ROTH CAPITAL
PARTNERS NEW YORK CONFERENCE SEPTEMBER 5-6, 2007
HONG KONG and LOS ANGELES, August 27, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest growing jewelry companies in the world and, through its brand name ENZO, the largest foreign jewelry retailer in China, today announced that Haris Tajyar, the Company’s investor relations representative, will be presenting at the upcoming Roth Capital Partners 2007 New York Conference. LJI is scheduled to present on Thursday, September 6th, at 10:30 a.m. Eastern Time to be followed by a breakout session. The conference will be held from September 5-6, 2007 at the Westin New York at Times Square in New York City.
The Company will also be available for one-on-one meetings throughout the conference. Meetings may be arranged by contacting Roth Capital Partners or Haris Tajyar at htajyar@irintl.com or 818-382-9702.
LJ International’s presentation is scheduled to be webcast live and a replay of the webcast will be available shortly following the presentation. The link to the live webcast and replay will be available in the investor relations section of LJ International’s corporate Website at www.ljintl.com or at Roth Capital’s site at www.rothcp.com.
The Roth Capital Partners 2007 New York Conference will feature a unique combination of companies that are representative of Roth’s existing research universe and its continued focus on undiscovered companies. This year’s conference will feature presentations from more than 200 small and micro caps in the Technology, Healthcare, Financial Services and Consumer Products sectors. For more information about Roth Capital Partners and this conference visit www.rothcp.com.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International, Inc. (LJI) (NasdaqGM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

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LJ International Inc.

(Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company‘s most recent annual report and other filings with the Securities and Exchange Commission.)
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